UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                        Commission File Number           000-15040
                                                         ---------

                        PENNROCK FINANCIAL SERVICES CORP.
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             (Exact name of registrant as specified in its charter)


                              1060 Main Street
                              Blue Ball, PA 17506
                              (717) 354-4541
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    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     Common Stock Par Value $2.50 Per Share
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            (Title of each class of securities covered by this Form)


                                      None
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  (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

         Please place an X in the box (es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

       Rule 12g-4(a)(1)(i)  [ ]             Rule 12h-3(b)(1)(i)  [X] *
       Rule 12g-4(a)(1)(ii) [ ]             Rule 12h-3(b)(1)(ii) [ ]
       Rule 12g-4(a)(2)(i)  [ ]             Rule 12h-3(b)(2)(i)  [ ]
       Rule 12g-4(a)(2)(ii) [ ]             Rule 12h-3(b)(2)(ii) [ ]
                                            Rule 15d-6           [ ]

Approximate  number of holders of record as of the certification or notice date:
None. *

*As of July 1, 2005, all shares of PennRock Financial Services Corp. were exchanged for shares of Community Banks, Inc. common stock, at an exchange ratio of 1.4 shares of Community Banks, Inc. for each share of PennRock Financial Services Corp.

Pursuant to the requirements of the Securities Exchange Act of 1934, Community Banks, Inc., successor by merger to PennRock Financial Services Corp., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: July 12, 2005                    By:  /s/ Mary Alice Busby
                                            ---------------------------
                                            Mary Alice Busby, Counsel to
                                            Community Banks, Inc.,
                                            successor by merger to
                                            PennRock Financial Services Corp.